20801 Biscayne Boulevard
Suite 403
Miami, FL 33180
866.326.3000

December 24, 2013

United States
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Intelligent Living Inc. Item 4.01 Form 8-K
Filed November 19, 2013
File No. 000-54026

Dear Ms. Clark:

We have received your letter dated December 12, 2013 and have come up with the following responses to your areas of inquiry:

1. We are still undergoing a review of the former financial reports of the prior company, FEEL Golf Co., Inc., and to date have not found any adverse opinions. Intelligent Living Inc. was incorporated in the State of Florida, on March 25, 2011. Prior to the share exchange with FEEL Golf Co., Inc., Intelligent Living Inc. had not engaged the services of W.T. Uniack as our accountant or auditor. Intelligent Living Inc. has never received an adverse opinion on any of its financial reports prior to the share exchange with FEEL Golf Co., Inc.

2. Intelligent Living Inc. never engaged W.T. Uniack as our accountant or auditor prior to the share exchange agreement with FEEL Golf Co., Inc.

3. We are in the process of obtaining an updated letter from W.T. Uniack with respect to whether they agree with the statements we previously made in reference to Item 4.01 of our 8-K filing. When we obtain said letter we shall promptly file it with a new 8-K.

4. In our two most recent fiscal years and any subsequent interim periods Intelligent Living Inc. did not consult with Labrozzi & Co., PA regarding either: (i) the application of accounting principles to a specified transaction, either contemplated or proposed, (ii) the type of audit opinion that might be rendered on our financial statements, or (iii) any matter that was either the subject of a disagreement between ourselves and W.T. Uniack & Co., CPA’s, PC as described in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

20801 Biscayne Boulevard
Suite 403
Miami, FL 33180
866.326.3000

In connection with this response to your comments of December 12, 2013, the Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Victoria D. Rudman
Victoria D. Rudman
Chief Executive Officer
Intelligent Living Inc.